Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 T +1 212 259 8088 F +1 212 649 9479 rrachofsky@dl.com

May 25, 2011

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Max A. Webb J. Nolan McWilliams

Re:	Remy International, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-173081

Ladies and Gentleman:

On behalf of Remy International, Inc. (the “Company” or “Remy”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2011 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 2, three of which have been marked to show changes from Amendment No. 1 to the Registration Statement, which was filed with the Commission on May 6, 2011. The Registration Statement has been revised to reflect the Company’s responses to the comments received by facsimile on May 20, 2011 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Dewey & LeBoeuf LLP is a New York limited liability partnership.

NEW YORK  |  LONDON  |  WASHINGTON, DC  |  ABU DHABI  |  ALBANY  |  ALMATY  |  BEIJING  |  BOSTON  |   BRUSSELS

CHICAGO  |  DOHA  |  DUBAI  |   FRANKFURT  |  HONG KONG  |  HOUSTON  |  JOHANNESBURG (PTY ) LTD.  |  LOS ANGELES

MADRID  |  MILAN  |  MOSCOW  |   PARIS  |  RIYADH AFFILIATED OFFICE  |  ROME  |  SAN FRANCISCO  |  SILICON VALLEY  |  WARSAW

May 25, 2011

General

1.	We note you have filed the Accommodation Agreement with General Motors as Exhibit 10.24 and requested confidential treatment for certain information in the exhibit. We will respond to your request, which we have not yet received, under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we have resolved any issues concerning your application for confidential treatment.

Response: The Company respectfully acknowledges the Staff’s comment.

Our Company, page 1

2.	Please revise the first paragraph to put the loss number in parenthesis. Also, please follow this convention for any subsequent mentions of losses or negative numbers in the narrative.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Use of Proceeds, page 34

3.	Please confirm that if you determine prior to effectiveness that proceeds will be used to reduce outstanding indebtedness you will disclose the interest rate and maturity date of the indebtedness to be paid off in this section rather than by cross-reference. Refer to Instruction 4 to Item 504 of Regulation S-1C.

Response: The Company respectfully acknowledges the Staff’s comment. Although the Company has not made such a determination, the Company has nonetheless added the interest rate and maturity date information to the “Use of proceeds” section. We refer the Staff to page 34 of Amendment No. 2.

Our Industry, page 71

4.	We note your response to prior comment 22 Please revise the graphs on pages 72-73 to present estimated data for each of the years 2011 to 2014 or, alternatively, remove references to CAGR.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the relevant references to CAGR from the Registration Statement. We refer the Staff to pages 72 and 73 of Amendment No. 2.

May 25, 2011

Underwriting, page 140

5.	We note that the underwriters have reserved up to a percentage to be determined of common shares for sale directly to your employees, directors and other persons associated with you Please provide us with any materials, including screen shots from the program website, given to potential purchasers of the reserved shares. Please also disclose whether shares purchased in the directed share program will be subject to lockup agreements. If so, please briefly describe the lock-up agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to page 141 of Amendment No. 2. The Company will provide, on a supplemental basis, copies of the materials to be given to potential purchasers of the reserved shares in the directed share program.

In addition, following our recent telephone conversation, the Company has determined to reclassify the paid in kind interest (amounting to approximately $33.0 million) on its Third-Priority Floating Rate Secured PIK notes, which was repaid in December 2010, from the financing section of its statement of cash flows for 2010 to the operating section of such statement. Related changes have been made in the financial statement footnotes and the “Liquidity and capital resources” section of “Management’s discussion and analysis of financial condition and results of operations.” We refer the Staff to pages 58, F-6, F-27, F-47 and F-48 of Amendment No. 2.

Finally, in accordance with the Staff’s comments received by facsimile on April 21, 2011, we have inserted, in Amendment No. 2, the artwork we intend to include in the printed preliminary prospectus to be used for marketing the offering. We refer the Staff to the inside front cover and the inside back cover of the prospectus included in Amendment No. 2.

We hope the foregoing is responsive to your comments. Please do not hesitate to contact me by telephone at (212) 259-8088 or by fax at (212) 649-9479 if we can be of any further assistance.

Very truly yours,

/s/ Robert S. Rachofsky Robert S. Rachofsky

cc:	Fred Knechtel, Remy International, Inc.